Exhibit 11.1

STANFORD MANAGEMENT LTD.

Statement re: Computation of Share Earnings

Stanford has 2,358,500 common shares outstanding as at May 31, 2006 (*)

Accumulated loss as at May 31, 2006              $ 197,937

Loss per share - based on outstanding shares             $ 0,0839

(*) There have been no shares issued since May 31, 2006